						Exhibit 12.1
						11/2/2007
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2006
and the year to date September 30, 2007

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2002	2003	2004	2005	2006	2007
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$120,905	$120,827	$131,299	$121,915	$131,840	$130,698
Interest expense, net of amounts capitalized	18,650	14,369	13,724	13,828	18,639	14,030
Distributions on mandatorily redeemable preferred securities	3,016	2,520	630	0	0	0
AFUDC - Debt funds	0	0	0	0	0	0

Earnings as defined	$142,571	$137,716	$145,653	$135,743	$150,479	$144,728

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$14,319	$10,116	$9,067	$10,490	$11,808	$9,090
Interest on affiliated loans	206	55	2,218	3,284	3,882	3,585
Interest on interim obligations	0	0	0	437	1,425	0
Amort of debt disc, premium and expense, net	1,021	1,178	1,080	1,111	1,060	787
Other interest charges	3,104	3,020	1,359	(1,494)	464	568
Distributions on mandatorily redeemable preferred securities	3,016	2,520	630	0	0	0

Fixed charges as defined	$21,666	$16,889	$14,354	$13,828	$18,639	$14,030

RATIO OF EARNINGS TO FIXED CHARGES	6.58	8.15	10.15	9.82	8.07	10.32